Filed Pursuant to Rule 253(g)(2)
File No. 024-10970

FUNDRISE GROWTH EREIT 2019, LLC

SUPPLEMENT NO. 15 DATED SEPTEMBER 29, 2020
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT 2019, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Declaration of September 30, 2020 Dividend.

Declaration of September 30, 2020 Dividend

On September 29, 2020, the Manager of the Company declared a distribution of $0.0296863228 per share (the “September 30, 2020 Distribution Amount”) for shareholders of record as of the close of business on September 30, 2020. The distribution will be payable to shareholders of record as of the close of business on September 30, 2020 and the distribution is scheduled to be paid prior to October 21, 2020.